EXHIBIT 6.3


                              EMPLOYMENT AGREEMENT

BETWEEN:          MINDFULEYE.COM SYSTEMS INC. (the "Company" and

                           ___________________________ ("Employee")


The Company hereby hires the Employee on the terms and conditions set forth in this agreement.

1. Probation - The Employee agrees that she is on probation during the first 90 days of employment at the Company, and that the Company may terminate her employment at any time without notice during this period. This condition does not apply if this agreement is being made with an existing employee that has provided greater than 90 days of service to the Company.

2. Salary and Benefits - The Company shall pay the Employee that amount fixed from time to time, payable in instalments on the ___th and last day of each month, less all applicable deductions. Retroactive to __________, your annual salary will be $______, which will be reviewed approximately every 26 weeks in conjunction with a full performance review. The employee shall be entitled to three weeks paid vacation per year. No later than ____________, the company begin paying monthly Medical Service Plan premiums directly to the Government of British Columbia on the behalf of the employee.

3. Background checks - The Employee hereby authorizes the Company to conduct all investigations about the Employee it deems necessary, including but not limited to employment and character references, authentication of credentials and qualifications, work style and skill testing.

4. Duties - The Employee will report to Todd Cusolle. The Company reserves the right to require the Employee to assume new and varied duties and responsibilities or to alter the reporting relationship or the geographic location of employment from time to time. Any changes that may occur pursuant to this paragraph will not affect or change any other part of this agreement. The Employee agrees that the hours of work will vary and may be irregular and will be those hours required to meet the objectives of the Employee's employment.

5. Company Policies - The Employee agrees to comply with all rules and restrictions that the Company may impose from time to time, commonly referred to as Company Policies.

6. Confidentiality - The Employee agrees that she/he will, during the course of his/her employment with the Company and forever afterward, keep confidential and refrain from using, directly or indirectly, all confidential and proprietary information known or used by the Company in its business ("Confidential Information"), including without limitation, (1) concepts, techniques, processes, designs, cost data, software programs, algorithms, formulas, development or experimental work, work in process, and other technical know-how or trade secrets, (2) information concerning business opportunities, including without limitation all business plans, and ventures considered by the Company, whether or not pursued, (3) customer information, including without limitation customer names and addresses, markets, pricing data and knowledge of the Company's contracts with its customers, and (4) financial information, including without limitation the Company's organizational structure, costs, sales, income, profits, salaries and wages.

     The Employee acknowledges that the Company receives confidential or proprietary information from third parties for certain limited purposes. The Employee agrees to hold such information in the strictest of confidence and not to use such information for the benefit of anyone other than the Company or such third party, without the express authorization of a Director of the Company, and then only in accordance with the terms pursuant to which such information was provided.

     The Employee hereby certifies that she/he has not and will not bring to the Company or use or incorporate into any work product any property of a third party, including without limitation confidential information or trade secrets. While employed by the Company, the Employee shall honour all obligations that the Employee has to a former employer or third party.


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7. Non-competition - The Employee agrees that he/she will not, without the prior written consent of the Company, for a period of six months from the termination of her/his employment with the Company, regardless of whether the termination is a breach of this agreement, either individually or in conjunction with any other person, firm, association or corporation, solicit business from any past, present or potential client of the Company, nor engage or be employed in any business in competition with the Company within the Canadian Provinces of British Columbia, Alberta and Ontario or the states of Washington, Oregon, and California. The Employee agrees that there can be no further geographical limits to this covenant not to compete due to the nature of the business of the Company.

8. Non-Solicitation - The Employee agrees that for a period of one year following the termination of this agreement, the Employee will not solicit or hire or take away, directly or indirectly, any employee of or contractor to the Company.

9. Intellectual Property - The Employee agrees that all know-how, software, improvements, discoveries or inventions, (whether or not deemed patentable or copyrightable), copyrights and other intellectual property ("Works") conceived, devised, made, developed or perfected by her/him during the period of his/her employment and related in any way to the Company's business, including development and research being carried on by the Company, shall be promptly disclosed to and are the sole and absolute property of the Company. To the extent that the Employee authors a work to which a copyright could be claimed, the Employee hereby waives in perpetuity any moral rights that the Employee may have in such work.

     The Employee agrees to keep and maintain adequate and current written copies and records of all work done by the Employee with respect to the Company's business, which records and copies shall be available at all times to the Company and are agreed to be the sole property of the Company. In addition, the Employee shall ensure that all work product is backed up as a safeguard against loss or destruction, and that such backups are maintained in accordance with Company policy as modified from time to time.

10. Return of Materials and Equipment - The Employee shall return to the Company, immediately upon termination of her/his employment, regardless of how that termination should occur, all designs, devices, equipment, documents, specifications, business documents, computers and software, lists, records, files (electronic or otherwise) and all other material received during the course of employment from the Company or relating in any way to the Company's business or its' Confidential Information, including all copies of these items however made or obtained.

11. Termination - Unless an employee is terminated for cause, the Company's maximum liability for any severance pay in lieu of notice shall be limited to the number of weeks of severance pay specified in the British Columbia Employment Standards Act in force at the time of termination.

DATED:


/s/ [Illegible]
-------------------------------(seal)
Signature

Name - please print

MindfulEye.com Systems Inc.


/s/ [Illegible]
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By its authorized signatory